FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 17 April 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

GlaxoSmithKline plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 12 April 2018 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.296	248.648
		£14.296	248.630
		£14.296	270.719
		£14.296	270.702
		£14.296	947.431
d)	Aggregated information Aggregated volume Price	1,986.129 £14.296
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R G Connor
b)	Position/status	President, Global Manufacturing & Supply
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 12 April 2018 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.296	168.936
		£14.296	140.960
		£14.296	140.944
		£14.296	200.719
d)	Aggregated information Aggregated volume Price	651.559 £14.296
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Debruyne
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 12 April 2018 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.296	236.924
		£14.296	236.907
		£14.296	300.644
d)	Aggregated information Aggregated volume Price	774.475 £14.296
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S Dingemans
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 12 April 2018 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.296	328.359
		£14.296	328.341
		£14.296	245.940
		£14.296	245.940
		£14.296	670.469
d)	Aggregated information Aggregated volume Price	1,819.049 £14.296
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 12 April 2018 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.296	121.408
		£14.296	121.408
		£14.296	89.098
		£14.296	89.082
		£14.296	105.267
d)	Aggregated information Aggregated volume Price	526.263 £14.296
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 12 April 2018 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.296	190.616
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 April 2018 on ADSs held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.62	102.618
		$40.62	100.616
d)	Aggregated information Aggregated volume Price	203.235 $40.62
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 12 April 2018 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.296	154.513
		£14.296	154.513
		£14.296	112.131
		£14.296	112.115
		£14.296	194.831
d)	Aggregated information Aggregated volume Price	728.103 £14.296
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 12 April 2018 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.296	226.048
		£14.296	226.048
		£14.296	168.773
		£14.296	168.773
		£14.296	211.772
d)	Aggregated information Aggregated volume Price	1,001.414 £14.296
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms K Terrell
b)	Position/status	Chief Digital & Technology Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 April 2018 on ADSs held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.62	34.022
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P C Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 12 April 2018 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.296	138.304
		£14.296	106.250
		£14.296	131.812
d)	Aggregated information Aggregated volume Price	376.366 £14.296
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D E Troy
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 April 2018 on ADSs held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.62	131.482
		$40.62	131.482
		$40.62	108.898
		$40.62	108.881
		$40.62	116.999
d)	Aggregated information Aggregated volume Price	597.742 $40.62
e)	Date of the transaction	2018-04-12
f)	Place of the transaction	New York Stock Exchange (XNYS)

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 17, 2018

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc